Mail Stop 3561

June 27, 2007

Mr. Bradbury H. Anderson
Vice Chairman and CEO
Best Buy Co., Inc.
7601 Penn Avenue South
Richfield, MN 55423

>   **Re: Best Buy Co., Inc.**
>   **Form 10-K for the Fiscal Year Ended March 3, 2007**
>   **Filed May 2, 2007**
>   **File No. 1-09595**

Dear Mr. Anderson:

      We have reviewed your response letter filed on June 5, 2007 to our comment letter dated April 12, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 3, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1. We note that you disclose on page 31 the diluted per-share impact of the gain on sale of an investment and gift card breakage. Please tell us why you believe you are permitted to include these non-GAAP measures in your filing considering question 11 of the Staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the non-GAAP FAQ). If you believe inclusion of these measures in your filing is appropriate, please explain how they are used by management and in what way they provide meaningful information to investors.

2. We note that you recognized $19 million of gift card breakage "as a result of determining our legal obligation to remit the value of unredeemed gift cards to certain states not reflected in our initial fiscal 2006 gift card breakage

recognition." Please clarify the nature of this adjustment by providing us with the facts and circumstances leading to its recognition, explaining how your treatment complies with GAAP, and, where appropriate, expanding your disclosures in future filings.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Vendor Allowances, page 69

3. We have reviewed your response to prior comment 3 in our letter dated April 12, 2007. Since the applicable sales incentive arrangements do not meet all of the criteria described in paragraph 5 of EITF 03-10, we continue to believe that vendor reimbursements of mail-in rebates should be classified as a reduction of cost of goods sold rather than an increase to revenue. Since these incentive arrangements are negotiated up-front with vendors and you do not act in the capacity of an agent for your vendors, it does not appear appropriate that revenue recognized should exceed the amount of net cash received from customers. Please revise your future filings accordingly.

Note 3. Acquisitions, page 72

4. We note that the purchase price allocation for your Pacific Sales Kitchen and Bath Centers, Inc. acquisition was largely to goodwill. Tell us the deliberative process that you went through in arriving at the purchase price and in determining the items other than goodwill to which the purchase price was allocated. After reconsideration of the purchase price allocation, if you believe no change in the purchase price allocation is called for, please tell us and disclose the business rationale that led you to pay such a premium over the fair value of the net assets acquired.

Note 11. Segment and Geographic Information, page 83

5. We have reviewed your response to prior comment 2 in our letter dated April 12, 2007 and continue to believe that your current disclosures do not comply with paragraph 37 of SFAS 131. Please quantify revenues for each service or group of similar services in your segment footnote. Please consider presenting separate line items for your extended service contract, repair, and installation revenues. If other categories are more appropriate, please advise.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief